September 26, 2008

Via Facsimile and EDGAR

Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
One Station Place,
100 F Street, N.E.,
Washington, DC 20549,
United States of America.

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (File No. 000-50826)

Dear Ms. Collins:

KongZhong Corporation (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated September 25, 2008, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on June 19, 2008. We wish to thank you and the other members of the Staff for providing us with your further comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments. The Company expects that it will be in a position to provide a response to the Staff’s comments by October 31, 2008, and would be grateful if the Staff could accommodate the Company in this regard.

Ms. Collins	-2-

Thank you again for your time. Please feel free to contact me by phone at (+86-10) 8857-5100 or by email at sam.sun@kongzhong.com with any questions you may have.

Very truly yours,

/s/ Hanhui Sun
Hanhui Sun
Chief Financial Officer

cc:	Melissa Eeider
(Securities and Exchange Commission)

Robert Chu
Ling Li
Jing Wang
(Sullivan & Cromwell LLP)

Taylor Lam
Stephanie Leung
(Deloitte Touche Tohmatsu CPA Ltd.)